SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company)

HITTITE MICROWAVE CORPORATION

(Name of Person Filing)

Common Stock, $0.01 par value per share

(Title Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Rick D. Hess

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, Massachusetts 01824

(978) 250-3343

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert W. Sweet, Jr.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on June 23, 2014 (as heretofore amended, and as amended hereby, the “Schedule 14D-9”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) originally filed by Analog Devices and the Purchaser with the Securities and Exchange Commission on June 23, 2014. This amendment is being filed on behalf of the Company. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

At 12:00 midnight, New York City time, at the end of July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014), the Offer expired as scheduled. The Offer was not extended. Following the expiration of the Offer, American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer, advised that, as of the expiration of the Offer, a total of 23,291,991 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 74.2% of the currently issued and outstanding Shares. As a result, the Minimum Condition (as defined in the Merger Agreement, which is attached as Exhibit (e)(1) to the Schedule 14D-9) has been satisfied. In addition, American Stock Transfer & Trust Company advised that, as of such time, Notices of Guaranteed Delivery had been delivered for 1,966,797 Shares, representing approximately 6.3% of the currently issued and outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares on July 22, 2014, Analog Devices consummated the Merger pursuant to the terms of the Merger Agreement and without a vote of our stockholders to adopt the Merger Agreement in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, Purchaser merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Analog Devices. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Analog Devices, Purchaser or us or any direct or indirect wholly owned subsidiary of Analog Devices, Purchaser or us, including all Shares held by us as treasury stock, all of which were canceled, and (ii) Shares owned by any of our stockholders who or which was entitled to demand, and properly demanded, appraisal rights pursuant to, and complies in all respects with, Section 262 of the DGCL) were converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding tax. The Shares were delisted from the NASDAQ Global Select Market effective as of the close of trading on July 22, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hittite Microwave Corporation

By:	/s/ William A. Martin
Name: William A. Martin
Title: President and Treasurer

Dated: July 22, 2014

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